THE
GOLDFIELD
CORPORATION

1684 W. HIBISCUS BLVD.	TELEPHONE	321 724-1700
MELBOURNE, FLORIDA 32901-2631	FAX	321 308-1163

December 15, 2015

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Washington, DC 20549

Re: The Goldfield Corporation

Form 10-K for the Year Ended December 31, 2014
Filed March 30, 2015
File No. 1-7525

Dear Mr. Cash:
We submit this letter in response to the comment from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 11, 2015, relating to The Goldfield Corporation’s Form 10-K for the year ended December 31, 2014, filed on March 30, 2015.
Set forth below is the Staff’s comment followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Business, page 1

Comment:

1.
You do not discuss your involvement in the purchase, development, or sale of real estate under this section or MD&A. We note that in 2014 you engaged in sales of $3.1 million of residential properties, and that you present yourself as being involved in the business of development residential real estate on your website. In future filings please present a complete description of your lines of business.

Response:
The Company will comply, as requested, and in future filings will add a description of its real estate line of business, which, in recent years, has ceased to be a reportable segment and has become a relatively insignificant portion of our business.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please contact me directly at (321) 308-1166.
Sincerely,
THE GOLDFIELD CORPORATION

/s/Stephen R. Wherry
Stephen R. Wherry, CPA Senior Vice President, Treasurer and Chief Financial Officer

cc: John H. Sottile, Goldfield, CEO